FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter distributed by Banco de Chile to the Chilean Financial Market Commission and local stock exchanges, informing them the date and matters to be addressed by the next Extraordinary Shareholders’ Meeting to be held on November 10, 2025. The same information contained in this letter shall also be published in the Chilean newspaper “El Mercurio” on October 23, 29 and on November 5, 2025.

Santiago, October 14, 2025

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Of our consideration:

I inform you that Banco de Chile’s Board of Directors has resolved to summon to an Extraordinary Shareholders’ Meeting to be held on November 10, 2025 at 10:00 am, at the Bank’s Auditorium, located at 930 Huérfanos Street, Santiago, in order to address the following matters:

1.	Approval of the following amendments to Banco de Chile’s Bylaws:

a)	To amend Article Two, maintaining the city of Santiago as corporate domicile, and eliminating the reference to the commune of Santiago.

b)	To amend Article Eight, to reduce the number of regular directors from 11 to 9 members.

c)	To amend Article Nine, to adjust the minimum assistance quorum required to establish a meeting of the board of directors from 6 to 5 regular or alternate directors.

d)	To amend Article Ten, regarding the convening of extraordinary meetings of the board of directors.

e)	To amend Article Nineteen, to incorporate as a permanent rule in the Bylaws the possibility of participating and/or voting in Shareholders’ Meetings through systems and procedures agreed upon by the Board of Directors, in accordance with the law and regulations, including technological means and regardless of the holding of Shareholders’ Meetings with in-person attendance.

f)	To amend Article Twenty-Three, to update its text relating to the availability of the Annual Report for shareholders and general public.

g)	To amend Articles Thirteen, Sixteen and Twenty-Four, to replace the references to the Superintendency and the Superintendent of Banks and Financial Institutions for the Financial Market Commission.

h)	To eliminate the Third Transitional Article.

i)	To remove the Second and Fourth Transitional Articles.

j)	To include a new Second Transitional Article so that, at the next Ordinary Shareholders’ Meeting, held after the registration and publication of the certificate issued by the Financial Market Commission regarding the amendment to the Bylaws, nine regular directors shall be elected in accordance with the amendment to Article Eight, and from that date onward, Article Nine of the Bylaws shall apply as per the text approved by the Extraordinary Shareholders’ Meeting. During the period between the legalization of the amendment to the Bylaws and the date of the next Ordinary Shareholders' Meeting, the current Board of Directors, composed of 11 regular directors and two alternate directors, shall remain in full performance of its functions. Likewise, Board meetings shall be validly established with the attendance of no fewer than six of its regular or alternate members.

2.	Approval of the new consolidated text of Banco de Chile’s Bylaws.

3.	Adoption of any other resolutions necessary to implement the amendment to the Bylaws and grant the powers required to carry out the resolutions adopted regarding the aforementioned matters, including the designation of the individuals authorized to notarize the minutes of the Shareholders’ Meeting and to execute the documents necessary to implement the Bylaws amendment and other resolutions, and to request and obtain the corresponding approval from the Financial Market Commission, and the representatives appointed by the Extraordinary Shareholders’ Meeting shall be empowered to accept any additions or modifications that said Commission may deem necessary, and may execute the corresponding private documents or public deed for such purposes.

The Board of Directors’ resolution with the propositions that will be made to the Shareholders’ Meeting regarding the matters indicated in numerals 1 and 2 above, are informed in the website www.bancochile.cl. Additionally, the proposed consolidated text of Banco de Chile’s Bylaws is published on the aforementioned website. These documents are also available to shareholders at the Bank’s Shares Section, located at 975 Agustinas Street, 5th Floor, Office 541, Santiago, and at the Central Securities Depository, located at 1730 Los Conquistadores Avenue, 24th Floor, Providencia.

Sincerely,

Eduardo Ebensperger Orrego

CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2025

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO

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